Exhibit (e)(7)
IN THE SUPERIOR COURT OF COBB COUNTY
STATE OF GEORGIA

PETER JERSZYNSKI, Individually and On Behalf Of All Others Similarly Situated,

                                          Plaintiff,

                     vs.

BLUELINX HOLDINGS INC., GEORGE R. JUDD, HOWARD S. COHEN, ROBERT G. WARDEN, M. RICHARD WARNER, STEVEN F. MAYER, MARK A. SUWYN, RICHARD S. GRANT, RICHARD B. MARCHESE, CHARLES H. McELREA, ALAN H. SCHUMACHER, and CERBERUS ABP INVESTOR LLC,

                                                          Defendants.
Civil Action No.
CLASS ACTION COMPLAINT
     Plaintiff Peter Jerszynski, by his undersigned attorneys, allege upon knowledge as to his own acts and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, which investigation included, inter alia, reviewing Securities and Exchange Commission (“SEC”) filings, press releases, analyst reports, news articles and/or other materials, as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by Plaintiff on behalf of himself and the public shareholders of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”) against BlueLinx, certain of its officers and directors, and Cerberus APB Investor LLC, an affiliate of Cerberus Capital Management L.P. (collectively “Cerberus”), who is the majority stockholder of BlueLinx, arising out of its acquisition of the remaining BlueLinx shares it does not already own at $3.40 per share (the “Buyout Transaction”). In pursuing the buyout, each of the Defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties owed to BlueLinx and its public shareholders.
     2. Cerberus, which currently owns approximately 18.1 million shares of BlueLinx or 55% of the outstanding stock, is seeking to take BlueLinx private just as the Company is poised to begin realizing the benefits of its corporate restructure and economic turnaround. Cerberus as the majority stockholder owes fiduciary obligations of good faith, due care, loyalty, and candor directly to BlueLinx and its public shareholders.
     3. BlueLinx has valued this proposed transaction at approximately $49.6 million or a total Company value of $111 million. The consideration offered by the proposed transaction is inadequate considering the expected improved financial results of BlueLinx and the construction industry.
     4. The breach of fiduciary duty is manifest. Where, as here, a board of directors decides to sell control of the corporation to its majority shareholder, the board must perform its fiduciary duties in the service of specific objectives: maximizing the sale price of the enterprise and assuring the “entire fairness” of the proposed transaction. The entire fairness of the Buyout Transaction must be shown by demonstrating both a fair price and a fair process.
     5. With respect to the fairness of the buyout price, a board of directors owes the Company’s public shareholders a fiduciary duty to obtain the highest prices possible for the benefit of the stockholders.

     6. The Buyout Transaction caps at $3.40 per share Plaintiffs’ and the other public shareholders’ interests in BlueLinx; meanwhile, Cerberus will acquire a successful business with bright prospects for less than its true value.
     7. With respect to the fairness of the process, Defendants’ fiduciary duties of good faith, loyalty, independence, and candor must be demonstrated.
     8. The Buyout Transaction is the product of a flawed process that was designed to ensure the sale of BlueLinx to Cerberus on terms preferential to Cerberus and detrimental to Plaintiffs and the other public stockholders of BlueLinx. Plaintiff seeks to enjoin the Buyout Transaction, or alternatively, in the event the Buyout Transaction is consummated, Plaintiff seeks to recover damages caused by the breach of fiduciary duties owed to the Company’s shareholders.
     9. The Schedule TO, filed with the SEC on August 2, 2010, also fails to provide BlueLinx shareholders with sufficient information so as to allow them to decide whether to tender their shares on an informed basis. Specifically, the Schedule TO does not fully disclose the projections that were prepared by management of BlueLinx and provided to Cerberus, as well as the valuation methodologies utilized by Cerberus in establishing a fair price. Indeed, the limited projections that were disclosed showed how Cerberus failed to take into consideration management’s positive forecasts and instead utilized a more significant discount in valuing the Company.
     10. By this action, Plaintiff seeks equitable relief requiring Defendants to disclose to BlueLinx shareholders the material information described herein related to the Buyout Transaction. Plaintiff alleges that he and the other public stockholders of the Company’s common stock are entitled to enjoin the Buyout Transaction, or alternatively, recover damages in the event the transaction is consummated. Plaintiff brings this action on behalf of the public shareholders of the outstanding common stock of the Company for injunctive and other relief in connection with a carefully-timed and structured plan and scheme conceived by Defendants, who are the controlling shareholders of the Company.
JURISDICTION AND VENUE
     11. This Court has jurisdiction over the cause of action. The amount in controversy well exceeds the jurisdictional minimum.
     12. This Court has jurisdiction over each Defendant named herein because each Defendant is either a corporation that conducts business in and maintains operations in this County, or is a corporation or individual who has sufficient minimum contacts with Georgia so as to render the exercise of jurisdiction by the Georgia courts permissible under traditional notions of fair play and substantial justice.
     13. Venue is proper in this Court because the Defendants’ conduct at issue herein took place and had an effect in this County. Alternatively, venue is proper in this Court because one or more of the Defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to BlueLinx’s shareholders occurred in this County, and Defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.
     14. This action challenges the internal affairs or governance of BlueLinx and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

PARTIES
     15. Plaintiff Peter Jerszynski is, and has been at all times relevant hereto, a shareholder of BlueLinx.
     16. Defendant BlueLinx, a Delaware corporation, is headquartered at 4300 Wildwood Parkway, Atlanta, Georgia, 30339. BlueLinx is a leading distributor of building products in the United States. BlueLinx operates in all of the major metropolitan areas in the United States and, as of January 2, 2010, distributed more than 10,000 products to approximately 11,500 customers through a network of more than 70 warehouses and third-party operated warehouses. As of April 2, 2010, BlueLinx had 32,676,562 shares of common stock outstanding. BlueLinx is a “controlled company” for purposes of the NYSE listing requirements on the basis that Cerberus owns approximately 55% of the outstanding shares of the Company’s common stock.
     17. Defendant George R. Judd (“Judd”) is a director and has served as the Chief Executive Officer since October 2008 and President since May 2004. Prior to that time, Judd worked for Georgia-Pacific in a variety of positions managing both inside and outside sales, national accounts and most recently as Vice President of Sales and Eastern Operations since 2002.
     18. Defendant Howard S. Cohen (“Cohen”) has served as Chairman of the Board since March 2008 and as a member of the Board since September 2007. He is a Senior Advisor to Cerberus. Mr. Cohen served as BlueLinx’s Interim Chief Executive Officer from March 2008 through October 2008 and as Executive Chairman from March 2008 through March 2009. Cohen serves as the Chairman of the Board of Directors of Albertsons LLC and Equable Ascent Financial, LLC, both of which are Cerberus portfolio companies.

     19. Defendant Robert G. Warden (“Warden”) has served as a member of the Board since May 2004. Mr. Warden is a Managing Director of Cerberus, which he joined in February 2003. Prior to joining Cerberus, Mr. Warden was a Vice President at J.H. Whitney from May 2000 to February 2003, a principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998.
     20. Defendant M. Richard Warner (“Warner”) has served as a member of the Board since March 2008. Mr. Warner is a consultant for Cerberus. Warner served as the Interim Chief Financial Officer of Equable Ascent Financial, LLC, a Cerberus portfolio company, from February 2009 until June 2009.
     21. Defendant Mark A. Suwyn (“Suwyn”) has served as a member of the Board since May 2005. Suwyn has served as the Chairman of NewPage Corporation and NewPage Holding Corporation since May 2005. Suwyn has previously served as a senior member of the operations team of Cerberus and as an advisor to Cerberus.
     22. Defendant Steven F. Mayer (“Mayer”) has served as a member of the Board since May 2004. Mayer has been Managing Director of Cerberus California, LLC and predecessor entities since November 2002 and also serves as Co-Head of Private Equity at Cerberus. Prior to joining Cerberus in 2002 and since 2001, Mayer was an Executive Managing Director of Gores Technology Group. Prior to joining Gores, from 1996 to 2001, Mayer was a Managing Director of Libra Capital Partners, L.P. From 1994 until 1996, Mayer was a Managing Director of Aries Capital Group, LLC, a private equity investment firm that he co-founded. From 1992 until 1994, Mayer was a principal with Apollo Advisors, L.P. and Lion Advisors, L.P., affiliated private investment firms. Prior to that time, Mayer was an attorney with Sullivan & Cromwell.

     23. Defendant Charles H. McElrea (“McElrea”) served as BlueLinx Chief Executive Officer from May 2004 until his retirement from that position in October 2005, and has served as a member of the Board since May 2004. Prior to that time, McElrea worked at Georgia- Pacific for 26 years, most recently as President of the Distribution Division for four years and as Vice President of Finance, Information Technology and Strategy of Containerboard and Packaging for one year.
     24. Defendant Richard B. Marchese (“Marchese”) has served as a member of the Board since May 2005. Marchese served as Vice President Finance, Chief Financial Officer and Treasurer of Georgia Gulf Corporation since 1989 before retiring at the end of 2003.
     25. Defendant Richard S. Grant (“Grant”) has served as a member of the Board since December 2005. Previously, Mr. Grant served as a director of The BOC Group plc, until his retirement in 2002.
     26. Defendant Alan H. Schumacher (“Schumacher”) has served as a member of the Board since May 2004. Schumacher is a director of Noranda Aluminum Holding Corporation, Equable Ascent Financial, LLC, North American Bus Industries, Inc., School Bus Holdings Inc. and Quality Distribution Inc.
     27. Defendant Cerberus is a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. Cerberus is BlueLinx’s original equity sponsor and majority stockholder, retains consultants that specialize in operations management and support and who provide consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus makes the services of these consultants available to Cerberus portfolio companies. Similarly, BlueLinx has normal service, purchase and sales arrangements with other entities that are owned or controlled by Cerberus.
     28. The Defendants named above in ¶¶ 17-26 are sometimes collectively referred to herein as the “Individual Defendants.”
     29. Because of their positions as officers and/or directors of BlueLinx, the Individual Defendants owe fiduciary duties of loyalty, good faith, fair dealing, candor and due care to the Plaintiffs and the other members of the Class.
     30. As set forth in the Company’s Schedule 14A/Proxy Statement filed with the SEC on April 16, 2010, BlueLinx is a “controlled company and it is thus exempt from the requirement that its Board be comprised of a majority of independent directors. Five members of its current Board are current or former employees of, or advisors to, Cerberus, the indirect holder of a majority of the outstanding shares of BlueLinx’s common stock, and as such are not independent.
THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS
     31. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

          (c) contractually prohibits themselves from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     32. In accordance with their duties of loyalty and good faith, the Defendants, as directors and/or officers of BlueLinx, are obligated under applicable law to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     33. Defendants are also obliged to honor their duty of candor to BlueLinx’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote or tender their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote or tender their shares.
     34. Defendant Cerberus, by virtue of being BlueLinx’s controlling shareholder, owes these same fiduciary duties to BlueLinx’s shareholders.
     35. Plaintiff alleges herein that Defendants, separately and together, in connection with the Buyout Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of BlueLinx. Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class. As a result of Defendants’ self dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their BlueLinx common stock in the Buyout Transaction.
     36. Because Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, candor and independence in connection with the Buyout Transaction, the burden of proving the inherent or entire fairness of the Buyout Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.
CLASS REPRESENTATION ALLEGATIONS
     37. Plaintiff brings this action on his own behalf and as a class action pursuant to the Georgia Civil Practice Act, O.C.G.A. § 9-11-23, on behalf of all holders of BlueLinx stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.
     38. This action is properly maintainable as a class action.
          (a) The Class is so numerous that joinder of all members is impracticable. As of April 2, 2010, there were approximately 32.6 million shares of BlueLinx common stock outstanding. As defendants and their stockholdings (approximately 55%) are excluded from the class, there are approximately 14.7 million shares of stock held by members in the Class.

          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
(i)	whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Buyout Transaction;

(ii)	whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the proposed including the duties of good faith, diligence, candor and fair dealing;

(iii)	whether the Buyout Transaction compensation payable to Plaintiff and the Class is unfair and inadequate;

(iv)	whether Cerberus and the Individual Defendants are engaging in self-dealing in connection with the Buyout Transaction;

(v)	whether the Individual Defendants are unjustly enriching themselves and/or other insiders and/or affiliates of BlueLinx;

(vi)	whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(vii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated; and

(viii)	whether Cerberus is aiding and abetting the Individual Defendants’ breach of fiduciary duties.
     39. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.
     40. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.
     41. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     42. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     43. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
     44. BlueLinx was created on March 8, 2004 as a Georgia corporation named ABP Distribution Holdings Inc. (“ABP”). ABP was owned by Cerberus and members of BlueLinx’s management team. Prior to May 7, 2004, certain of BlueLinx’s assets were owned by the distribution division (the “Division”) of Georgia-Pacific Corporation (“G-P”). The Division commenced operations in 1954 with 13 warehouses primarily used as an outlet for Georgia-

Pacific’s plywood. On May 7, 2004, Georgia-Pacific sold the assets of the Division to ABP. ABP subsequently merged into BlueLinx Holdings Inc. On December 17, 2004, BlueLinx consummated an initial public offering of common stock.
     45. For its first quarter for fiscal 2010, the Company incurred a net loss of $14.7 million, or $0.48 per diluted share, compared with a net loss of $60.7 million, or $1.95 per diluted share, for the first quarter of 2009. Revenues increased 6% to $431.1 million from $407.1 million for the same period a year ago.
     46. Gross profit for the first quarter totaled $52.3 million, up 18% from $44.3 million in the prior-year period. Gross margins increased to 12.1% from the 10.9% generated in the prior year period. Total operating expenses decreased $2.4 million, or 3.9% from the same period a year ago. Reported operating loss for the quarter was $8.0 million, compared with an operating loss of $18.4 million a year ago.
     47. Further, the Company is poised for future growth. As Defendant Judd stated in connection with the Company’s first quarter 2010 results, “[w]hile I’m not satisfied with the quarterly loss, I am satisfied that our company is executing very well in a continuing tough market. I believe the housing market will continue to improve during the year and the worse is behind us.”
     48. On July 21, 2010, Cerberus updated its Form 13-D filing with the SEC, attaching a copy of its proposal to the Board to commence a tender offer for all of the outstanding common stock of the Company that it does not already own for $3.40 per share in an all-cash tender offer (the “Offer Letter”).
     49. The Offer Letter contends that the tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by Cerberus or by the directors or officers of the Company and, unless waived, Cerberus owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise.
     50. The Offer Letter contends that the offer price represents a 35.5% premium over the closing price on July 21, 2010 and a 16.8% premium over the volume-weighted average closing price of the Company’s common stock over the last 30 trading days.
     51. However, the Offer Letter fails to mention that the Company’s stock was trading as high as $6.32 per share as recently as April 26, 2010, and the offer price represents a negative 3% premium over the volume-weighted average closing price of the Company’s common stock over the last 60 trading days. Further, since the announcement, and the day just prior to the launch of the tender offer, the stock closed at $3.71 per share, not including reaching as high as $3.91 per share the day after the proposal was announced.
     52. On July 22, 2010, defendants announced that Cerberus would take BlueLinx private by paying $3.40 per share for each publicly traded share that Cerberus did not already own in a transaction valued at $49.6 million. The Buyout Transaction values BlueLinx at a total value of $111 million.
     53. On July 27, 2010, the Company announced that its Board of Directors has formed a special committee (the “Special Committee”) consisting of Defendants Marchese, Schumacher and Grant to evaluate the contemplated tender offer.
     54. The Special Committee may not have the ability in terms of mandate, time and/or disposition to fulfill properly the role of protecting the class.
     55. On August 2, 2010, Cerberus launched the tender offer. The Schedule TO provides certain inadequate disclosures, as well as identifies how Cerberus is undervaluing the Company. For example,

(a) The tender offer identified certain projected financial information of the Company. Indeed, prior to Cerberus making its proposal, the Company provided Cerberus with its annual operating plan for 2010, and its operating forecast for the years 2011 through 2014. For its two main metrics, the operating plan showed (in millions):

	2010	2011	2012	2013	2014
Revenues	$1,982.5	$2,768.4	$3,168.0	$3,915.6	$4,369.3
EBITDA	$0.4	$51.2	$76.0	$133.2	$170.5
     56. Following receipt of the Company Operating Plan, Cerberus requested that management of the Company develop a “stretch” plan for 2010, based on more aggressive assumptions, including, among other things, that new U.S. housing starts would be 700,000 rather than 650,000 in 2010 (the “Stretch Plan”). Based on these numbers, the Company estimated that for 2010 its Revenues and EBITDA would be $2,2015M and $4.5M, respectively (considerably higher than the $1,982.5 and $0.4 the Company estimated earlier).
     57. Subsequent to receiving the Company’s Operating Plan and Stretch Plan, Cerberus provided its own limited financial projections of the Company in the Schedule TO. In July 2010, Cerberus prepared projections (the “Cerberus Projections”) based on information underlying the Company Operating Plan and Cerberus’ own assumptions and estimates which, in general, are less optimistic than the Company Operating Plan (emphasis added). In particular, the Cerberus Projections assume that the U.S. housing recovery is delayed, with new U.S. housing starts of 625,000 for both 2010 and 2011 (considerably lower than the Company’s assumptions of 650,000 under its Operating Plan and 700,000 under the Stretch Plan. Based on Cerberus’ Projections, its metrics for the Company showed as followed:

	2010	2011	2012	2013	2014
Revenues	$1,820.1	$1,820.1	$2,184.1	$2,525.1	$3,636.5
EBITDA	$(9.6)	$(15.5)	$3.5	$24.9	$105.6
     58. Cerberus also prepared projections (the “Upside Case”) based on more optimistic assumptions than its earlier projections. In particular, the Upside Case assumes that the U.S. housing recovery occurs more quickly than in the Cerberus Projections, with U.S. housing starts growing from 625,000 in 2010 to 1,300,000 in 2014. However, even in the Upside Case, Cerberus’ projections fall well short of that of the Company’s Operating Plan. Based on the Upside Case, Cerberus projected:

	2010	2011	2012	2013	2014
Revenues	$1,820.1	$2,184.1	$2,525.1	$3,636.5	$4,018.7
EBITDA	$(9.6)	$12.2	$28.4	$107.7	$127.8
     59. While Cerberus include these limited financial projections in the Schedule TO, it failed to include any financial analysis regarding how the offer price of $3.40 is fair from a financial point of view, including, among other things, a discount cash flow analysis, comparable transaction analyses, and precedent transaction analyses. Further, the tender offer documents fail to show that Cerberus utilized an independent financial advisor in receiving an opinion that its offer is fair as well as not having one included in the tender offer documents for shareholders to review.
     60. In connection with the tender offer, Defendants failed to provide material information to Plaintiff and the other shareholders. Specifically, the Schedule TO provides the following inadequate disclosures:
     (a) The Schedule TO discloses summaries of limited information provided in connection with the Company and Cerberus’ financial projections, yet its fails to provide any financial analyses as to how Cerberus came up with the offering price, let alone how it is fair; and
     (b) The Schedule TO fails to disclose the various range of prices that the Company’s shares are relatively worth based on the four different projections —Company’s Operating Plan, Stretch Plan, Cerberus Projections and Up-side Projections, including whether the $3.40 per share offering price is based solely on Cerberus’ less than optimistic projections which were considerably lower than the Company’s.
     61. The purpose of the Buyout Transaction is to enable Cerberus to obtain one hundred (100%) percent equity ownership of the Company and its valuable assets for its own benefit at the expense of the Company’s public stockholders—who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability.
     62. The Buyout Transaction’s offer price of $3.40 per share to be paid to Class members is unconscionable and unfair and so grossly inadequate as to constitute a gross breach of trust committed by Defendants against the public stockholders because, among other things:
          (a) The Company’s intrinsic value, giving due consideration to its assets, its growth and profitability, and the underlying strength of its business is significantly greater than the offering price. Indeed, Cerberus valued the Company utilizing lower projections than that of the Company’s management;
          (b) The tender offer is structured in such a way as to enable Cerberus to gain 100% equity ownership through an unfair process. Indeed, Cerberus owns approx. 55.39%, not including the shares owned by those officers and directors of the Company who have close personal and business ties to Cerberus. While the tender offer states that a condition to its success is a majority of shares tendered that are not owned by Cerberus or the Defendants, it also states that the provision to receive at least 90% of its shares in order for Cerberus to effectuate a short-form merger can be waived, and thus, Cerberus could amend the tender offer such that it may include a top-up provision to buy out the shares of the Company needed for it to effectuate its plan and scheme to acquire the amount of shares needed to obtain this threshold;
          (c) The Schedule TO states that the offer is “not conditioned” on the receipt of Board approval by the Company; thus, regardless of whether the Company’s special committee rejects the Buyout Offer as unfair, Cerberus will continue with its plan and scheme to acquire the Company’s outstanding shares that it does not already own;
          (d) The timing of the Buyout Transaction is designed to take advantage of the Company’s currently depressed market price, and have the expected rebound accrue to the benefit of Cerberus at the expense of the minority public shareholders; and
          (e) An analysis of the financial multiples at which the prices paid in precedent industry mergers and acquisitions indicated that at $3.40 per share, the Company is significantly undervalued. For example, the prices paid for public target companies operating in the same industry as BlueLinx, on average, reflect Revenue and Enterprise Value multiples much higher than ..07x and .21x, respectively. For example, when Cie Generale d’ Optique entered into its merger agreement with FGX International Holdings, it paid 1.72x Revenue and 1.1x Enterprise Value. Aurora Capital Group, on January 30, 2008, announced it had entered into an agreement to acquire NuCo2 Inc., paying 3.3x Revenue and 1.13x Enterprise Value. BlueLinx is a healthy, viable company with projected growth. The valuation multiples implied by the $3.40 per share are a significant discount relative to the prices paid in precedent transactions for similar companies operating in the same industry as BlueLinx. Accordingly, it is no wonder why Defendants failed to include its financial analyses regarding its analysis of the fairness of the offering price.
     63. The proposed transaction will deny Plaintiff and the class members their right to share equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability as evident by the Company’s earnings reports.
SELF-DEALING
     64. By reason of their positions with BlueLinx and control over the Company, Cerberus is in possession of non-public information concerning the financial condition and prospects of BlueLinx, and especially the true value and expected increased future value of BlueLinx and its assets, which defendants have not disclosed to BlueLinx’s public stockholders. Moreover, despite their duty to maximize shareholder value, Cerberus and some of the Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of BlueLinx’s public shareholders. Such a transaction demands the highest level of disclosure and due care as it is inherently unfair and impermissible.
     65. The proposed sale is wrongful, unfair and harmful to BlueLinx’s public stockholders, and represents an effort by Cerberus and other Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Buyout Transaction is an attempt to deny Plaintiff and the other members of the Class their rights while usurping the same for the benefit of the minority shareholders on terms unfair to them.

     66. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:
Act independently so that the interests of BlueLinx’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.
Adequately ensure that no conflicts of interest exist between Defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of BlueLinx’s public stockholders.
     67. As a result of the Defendants’ actions, Plaintiff and the Class will suffer irreparable injury in that, as a result of an unfair process, they will not receive a fair price for their common stock or be permitted to vote their shares pursuant to the Buyout Transaction without full disclosure as to material conflicts of interests between Company executives and Cerberus.
     68. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the Buyout Transaction which will exclude the Class from its fair share of BlueLinx’s valuable assets and businesses, all to the irreparable harm of the Class.
     69. Plaintiff and the other members of the Class have no adequate remedy at law.
CAUSES OF ACTION
Count I: Claim for Breach of Fiduciary Duties
Against Cerberus and the Individual Defendants
     70. Plaintiff repeats and realleges each allegation set forth herein.
     71. Cerberus, as the controlling shareholder, owes the public minority shareholders a fiduciary duty.
     72. Cerberus and the Individual Defendants have violated fiduciary duties of care,

loyalty, and independence to the public shareholders of BlueLinx and have acted to put their personal interests ahead of the interests of BlueLinx’s shareholders.
     73. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class.
     74. Cerberus and the Individual Defendants have violated their fiduciary duties by seeking to sell the Company, without regard to the fairness of the transaction to BlueLinx’s shareholders. Defendant BlueLinx directly breached and/or aided and abetted the other Defendants’ breaches of fiduciary duties owed to Plaintiffs and the other holders of BlueLinx stock.
     75. As demonstrated by the allegations above, Cerberus and the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of BlueLinx because, among other reasons:
     (a) they failed to properly value BlueLinx; and
     (b) they did not ensure a fair process and otherwise ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Buyout Transaction.
     76. Because Cerberus and the Individual Defendants dominate and control the business and corporate affairs of BlueLinx, and are in possession of private corporate information concerning BlueLinx’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of BlueLinx which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

     77. By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     78. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury as a result of Defendants’ self dealing, most notably:
     (a) Plaintiff and the Class have been and will be damaged in that they will not receive a fair proportion of the value of BlueLinx’s assets and business and will be prevented from benefiting from a value-maximizing transaction; and
     (b) Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein in that their right to make a fair and fully-informed vote concerning the transaction has been compromised by Defendants.
     79. Cerberus and the Individual Defendants have clear and material conflicts of interests in their attempt to acquire the Company for a financially unfair price. Cerberus and the Individual Defendants are acting to better their own, personal interests at the expense of the Company’s public shareholders. Cerberus and the Individual Defendants are engaging in self-dealing and not acting in good faith toward Plaintiff and the other members of the Class. Defendants thus have breached and are breaching their fiduciary duties to Plaintiff and the Class.
     80. In approving the proposed transaction on behalf of the Company, the Individual Defendants have failed to take steps to protect the interest of the Company’s minority shareholders, including the utilization of procedural safeguards such as providing for approval of the proposed transaction by a majority of the Company’s minority shareholders.
     81. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Buyout Transaction which will exclude the Class from its fair share of BlueLinx’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.
     82. Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties owed to the members of the Class.
     83. Unless the Buyout Transaction is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Buyout Transaction terms, and will not supply to BlueLinx’s minority stockholders sufficient information to enable them to cast informed votes on the Buyout Transaction and may consummate the Buyout Transaction, all to the irreparable harm of the members of the Class.
     84. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
Count II: Aiding and Abetting
The Individual Defendants’ Breaches of Fiduciary Duty
Against Cerberus
     85. Plaintiff repeats and realleges each allegation set forth herein.
     86. Cerberus is sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of BlueLinx.
     87. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the BlueLinx shareholders by failing to:

     (a) fully inform themselves of the market value of BlueLinx before entering into the Agreement;
     (b) act in the best interests of the public shareholders of BlueLinx common stock;
     (c) maximize shareholder value;
     (d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Buyout Transaction; and
     (e) act in accordance with their fundamental duties of good faith, due care and loyalty.
     88. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Cerberus, which, therefore, aided and abetted such breaches via entering into the Buyout Transaction.
     89. Cerberus had knowledge that it was aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the BlueLinx’s shareholders because, inter alia, Cerberus controlled BlueLinx through its majority stock ownership.
     90. Cerberus rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the BlueLinx shareholders.
     91. As a result of Cerberus’ conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.
     92. As a result of the unlawful actions of Cerberus, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for BlueLinx’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Cerberus are enjoined by the Court, Cerberus will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.
     93. Plaintiff and the other members of the Class have no adequate remedy at law.
     Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Cerberus. Plaintiffs counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
DEMAND FOR JURY TRIAL
     94. Plaintiff hereby demands a trial by jury on all issues so triable.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against Defendants as follows
     A. Declaring that this action is properly maintainable as a class action and certifying Plaintiffs as class representatives;
     B. Ordering Defendants to carry out their fiduciary duties to Plaintiff and the other members of the Class, including those duties of care, loyalty, candor and fair dealing;
     C. Declaring and decreeing that the proposed transaction was entered into in breach of the fiduciary duties of the Defendants and is therefore unlawful and unenforceable;
     D. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Buyout Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

     E. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from finalizing and consummating the Buyout Transaction, unless and until the Company adopts and implements a procedure or process to i) obtain the highest possible value for shareholders, and ii) provide all material disclosures to shareholders with which they are able to make informed decisions about whether to vote in favor of the Buyout Transaction;
     F. In the event the Buyout Transaction is consummated, rescinding the Buyout Transaction effected by Defendants and/or awarding rescissory damages to the Class;
     G. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of BlueLinx’s shareholders;
     H. Imposing a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;
     I. Rescinding, to the extent already implemented, the transaction or any of the terms thereof or alternatively awarding rescissory damages to Plaintiff and the Class;
     J. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

     K. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: August 3, 2010	CHITWOOD HARLEY HARNES LLP
By:
Martin D. Chitwood (Georgia Bar No. 124950)
Craig G. Harley (Georgia Bar No. 326813)
James M. Wilson (Georgia Bar No. 768445)
Krissi T. Gore (Georgia Bar No. 687020)
2300 Promenade II
1230 Peachtree Street, NE
Atlanta, GA 30309
Telephone: (404) 873-3900
Facsimile: (404) 876-4476

Plaintiffs’ Counsel

OF COUNSEL:
BROWER PIVEN
     A Professional Corporation
David A. P. Brower
488 Madison Avenue
Eighth Floor
New York, New York 10022
Telephone: (212) 501-9000
Facsimile: (212) 501-0300